Exhibit 99.1

Condensed Consolidated Interim Financial Statements

At June 30, 2023 presented in comparative format

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2023 presented in comparative format

Index

Glossary	2
Condensed Consolidated Interim Financial Statements	3
Consolidated Statements of Comprehensive Income	4
Consolidated Statements of Financial Position	5
Consolidated Statements of Changes in Equity	6
Consolidated Statements of Cash Flows	7
Notes to the Condensed Consolidated Interim Financial Statements	8
Summary of Information requested by Resolution N° 368/01 of the National Securities Commission	31
Review Report of the Condensed Consolidated Interim Financial Statements
Report of the Supervisory Committee

Glossary

Term	Definition
$	Argentine peso
U$S	US dollar
EUR	Euro
AA2000 The company	Aeropuertos Argentina 2000 S.A.
AFIP	Acronym in Spanish for Federal Administration of Public Revenues
BCRA	Acronym in Spanish for Central Bank of Argentine Republic
BNA	Acronym in Spanish for Bank of Argentine Nation
OG	Official Gazette
CAAP	Corporación América Airports S.A.
IFRIC	Committee on Interpretations of International Financial Reporting Standards
CNV	Acronym in Spanish for National Securities Commission
CPCECABA	Acronym in Spanish for Professional Council of Economic Sciences of the Autonomous City of Buenos Aires
FACPCE	Acronym in Spanish for Argentine Federation of Professional Councils of Economic Sciences
IASB	International Accounting Standards Board
IATA	International Air Transport Association
PAIS Tax	Acronym in Spanish for Tax for an Inclusive and Solidary Argentina
INDEC	Acronym in Spanish for National Institute of Statistics and Censuses
CPI	Consumer Price Index (General Level)
MULC	Acronym in Spanish for Single and Free Exchange Market
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
NO	Negotiable Obligations
ORSNA	Acronym in Spanish for Regulatory Body of the National Airport System
PEN	Acronym in Spanish for National Executive Power
PP&E	Property , Plant & Equipment
RECPAM	Acronym in Spanish for Result from exposure to changes in the purchasing power of the currency
SNA	Acronym in Spanish for National Airport System
N.A.R	Nominal annual interest rate
OT	Ordered Text

Registration number with the Superintendency of Corporations: 1645890

Honduras 5663 - Ciudad Autónoma de Buenos Aires

Principal activity of the Company: Exploitation, administration and operation of airports.

Condensed Consolidated Interim Financial Statements

For the six-month period of the

Fiscal Year N° 26 commenced January 1, 2023

Date of registration with the Public Registry of Commerce:

Of the By-laws: February 18, 1998

Of the last modification of the By-laws: January 03, 2023

Expiration date of the company: February 17, 2053

Controlling Company:

Corporate Name: Corporación América S.A.

Legal Address: Honduras 5673 – Autonomous City of Buenos Aires

Principal activity: Investments and financing

Participation of the Parent Company in common stock and total votes:

45.90%

Composition of capital (Note 14):

Issued Common Shares of N/V $1 and 1 vote each:

	Subscribed	Paid-in

	$
79,105,489 Class "A" Shares	79,105,489	79,105,489
79,105,489 Class "B" Shares	79,105,489	79,105,489
61,526,492 Class "C" Shares	61,526,492	61,526,492
38,779,829 Class "D" Shares	38,779,829	38,779,829
	258,517,299	258,517,299

Consolidated Statement of Comprehensive Income

Corresponding to the periods of three and six months ended on June 30, 2023 and 2022

		Three months at		Six months at
		06.30.2023	06.30.2022	06.30.2023	06.30.2022

	Note	Millions of $
Continuous Operations
Sales income	4	49,693	42,589	100,229	81,063
Construction income		11,461	6,734	18,992	9,935
Cost of service	5.1	(29,110)	(27,392)	(58,034)	(51,654)
Construction costs		(11,449)	(6,720)	(18,972)	(9,910)
Income for gross profit for the period		20,595	15,211	42,215	29,434
Distribution and selling expenses	5.2	(2,953)	(233)	(5,916)	(2,444)
Administrative expenses	5.3	(2,146)	(1,902)	(4,150)	(3,219)
Other income and expenses, net	6.1	1,114	1,004	2,240	1,857
Operating profit for the period		16,610	14,080	34,389	25,628
Finance Income	6.2	1,107	4,484	1,698	5,092
Finance Costs	6.3	2,012	2,434	3,197	4,204
Result from exposure to changes in the purchasing power of the currency		(2,779)	1,025	(3,724)	4,511
Result of investments accounted for by the equity method		-	(5)	(1)	(5)
Income before income tax		16,950	22,018	35,559	39,430
Income tax	6.4	1,550	5,340	(7,314)	4,477
Income for the period for continuous operations		18,500	27,358	28,245	43,907
Net Income for the period		18,500	27,358	28,245	43,907
Other comprehensive income		-	-	-	-
Comprehensive Income for the period		18,500	27,358	28,245	43,907

Income attributable to:
Shareholders		18,516	27,358	28,273	43,907
Non –Controlling Interest		(16)	-	(28)	-

Income per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share) from continuous operations		71.5619	105.8266	109.2589	169.8416

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2022.

Consolidated Statements of Financial Position

At June 30, 2023 and December 31, 2022

		06.30.2023	12.31.2022

	Note	Millions of $
Assets
Non- Current Assets
Investments accounted for by the equity method		2	2
Property, plant and equipment		342	270
Intangible Assets	7	423,236	415,223
Rights of use		308	770
Other receivables	9.1	12,064	14,810
Total Non-Current Assets		435,952	431,075
Current Assets
Other receivables	9.1	2,088	3,419
Trade receivables, net	9.2	14,390	14,409
Other assets		29	152
Investments	9.3	4,380	1
Cash and cash equivalents	9.4	39,402	39,077
Total Current Assets		60,289	57,058
Total Assets		496,241	488,133
Shareholders’ Equity and Liabilities
Equity attributable to Shareholders
Common shares		259	259
Share Premium		137	137
Capital adjustment		30,719	30,719
Legal, Facultative Reserves and others		181,812	153,606
Retained earnings		28,273	28,137
Subtotal		241,200	212,858
Non-Controlling Interest		(77)	(49)
Total Shareholders’ Equity		241,123	212,809
Liabilities
Non-Current Liabilities
Provisions and other charges	11	3,039	3,469
Financial debts	8	162,396	175,894
Deferred income tax liabilities		42,838	35,524
Lease liabilities		29	-
Accounts payable and others	9.5	321	360
Total Non- Current Liabilities		208,623	215,247
Current Liabilities
Provisions and other charges	11	6,135	9,333
Financial debts	8	16,247	18,454
Income tax, net of prepayments		-	10
Lease liabilities		251	594
Accounts payable and others	9.5	19,893	24,243
Fee payable to the Argentine National Government	10.1	3,969	7,443
Total Current Liabilities		46,495	60,077
Total Liabilities		255,118	275,324
Total Shareholder’s Equity and Liabilities		496,241	488,133

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2022.

Consolidated Statements of Changes in Equity

At June 30, 2023 and 2022

	Attributable to majority shareholders									Non-	Total
	Common Shares	Preferred Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Other Reserves	Retained Earnings	Total	Controlling Interest	Shareholders’ Equity

	In Millions of $
Balance at 01.01.23	259	-	137	30,719	5,243	147,591	772	28,137	212,858	(49)	212,809
Resolution of the Meeting of April 26, 2023 - Constitution of reserves (Note 16)	-	-	-	-	938	27,199	-	(28,137)	-	-	-
Compensation plan	-	-	-	-	-	-	69	-	69	-	69
Net Income for the period	-	-	-	-	-	-	-	28,273	28,273	(28)	28,245
Balance at 06.30.2023	259	-	137	30,719	6,181	174,790	841	28,273	241,200	(77)	241,123

Balance at 01.01.22	259	911	137	76,972	5,238	149,515	741	(33,845)	199,928	4	199,932
Resolutions of the Shareholder’s meeting of March 10,2022 – Redemption of Preferred Shares (Note 15)	-	(911)	-	(46,281)	-	(2,057)	-	-	(49,249)	-	(49,249)
Compensation plan	-	-	-	-	-	-	8	-	8	-	8
Net Income for the period	-	-	-	-	-	-	-	43,907	43,907	-	43,907
Balance at 06.30.2022	259	-	137	30,691	5,238	147,458	749	10,062	194,594	4	194,598

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2022.

Consolidated Statements of Cash Flow

For the six-month periods ended at June 30, 2023 and 2022

		06.30.2023	06.30.2022

	Note	Millions of $
Cash Flows from operating activities
Net income for the period		28,245	43,907
Adjustment for:
Income tax		7,314	(4,477)
Amortization of intangible assets	5/7	10,979	11,600
Depreciation of property , plant and equipment	5	31	13
Depreciation right of use	5	462	462
Bad debts provision	5.2	431	(2,281)
Specific allocation of accrued and unpaid income		2,461	2,203
Result from investments accounted for using the equity method		1	5
Compensation plan		69	8
Accrued and unpaid financial debts interest costs	8	5,891	8,655
Accrued deferred revenues and additional consideration	11	(1,496)	(1,348)
Accrued and unpaid Exchange differences		(7,410)	(11,428)
Litigations provision	11	141	124
Inflation Adjustment		(6,149)	(17,378)
Changes in operating assets and liabilities:
Changes in trade receivables		(5,378)	(9,515)
Changes in other receivables		(941)	(1,352)
Changes in other assets		122	-
Changes in accounts payable and others		4,093	292
Changes in provisions and other charges		(4,219)	183
Changes in specific allocation of income to be paid to the Argentine National State		(3,853)	(2,474)
Increase of intangible assets	7	(18,992)	(9,935)
Income tax payment		(2)	(19)
Net cash Flow generated by operating activities		11,800	7,245
Cash Flow for investing activities
Acquisition of investments		(4,327)	(27,199)
Collection of investments		1	15,485
Fixed assets acquisitions		(28)	-
Net Cash Flow applied to investing activities		(4,354)	(11,714)
Cash Flow from financing activities
New Financial debts	8	1,984	60,779
Payment of leases		(388)	(401)
Financial debts paid- principal	8	(7,215)	(25,667)
Financial debts paid- interests	8	(6,831)	(9,268)
Payment of debt to the national State	11	-	(26,782)
Net Cash Flow applied to financing activities		(12,450)	(1,339)
Net decrease in cash and cash equivalents		(5,004)	(5,808)
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period		39,077	48,391
Net decrease in cash and cash equivalents		(5,004)	(5,808)
Inflation adjustment generated by cash and cash equivalents		7,422	5,189
Foreign Exchange differences by cash and cash equivalents		(2,093)	(4,322)
Cash and cash equivalents at the end of the period		39,402	43,450
Transactions that do not involve movement of cash and cash equivalents:
Redemption of preferred shares		-	21,063
Acquisition of PP&E through financial lease liabilities		75	-

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2022.

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2023 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in the Autonomous City of Buenos Aires in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine SNA. “A” Group includes 33 airports that operate in Argentina (the “Concession”).

Currently, with the incorporation into Group A of the NSA of the airports of El Palomar (by Decree No. 1107/17) and Rio Hondo (by Resolution ORSNA No. 27/21 Decree), the Company has the concession rights for the operation, administration and operation of 35 airports.

The Concession was granted through the Concession Agreement entered into between the Argentine National State and the Company, dated February 9, 1998. The Concession Agreement was modified and supplemented by the Agreement of Adequacy of the Concession Contract signed between the Argentine National State and the Company, dated April 3, 2007 approved by Decree No. 1799/07 (hereinafter the Memorandum of Agreement) and by Decree No. 1009/20 dated December 16, 2020, which approves the 10-year extension of the initial completion period of the Concession (which operated on February 13, 2028) maintaining exclusivity under the terms established in the Technical Conditions for the Extension (hereinafter the Technical Conditions for the Extension).

Hereinafter, the Concession Agreement will be referred to, as modified and supplemented by the memorandum of Agreement and by the Technical Conditions for the Extension, as the Concession Agreement.

By virtue of the provisions of the Technical Conditions for the Extension, the concession completion period is February 13, 2038 and the exclusivity provided in clauses 3.11 and 4.1 of the Concession Agreement will be maintained with the following exceptions: (i) The zones of influence in the interior of the country are canceled, but not in the area of the Metropolitan Region of Buenos Aires (RMBA) made up of the Ezeiza, Aeroparque, San Fernando and Palomar airports (ii) the exclusivity in the areas of influence will be maintained throughout the national territory for the activity of fiscal warehouses (iii) the exclusivity and from the area of influence for the realization of new airport infrastructure projects in the Rio de la Plata promoted by the National Public Sector, when due to its characteristics it cannot be financed and operated by the Company.

In September 2021, based on the detrimental effects that the COVID-19 pandemic had on air traffic, the ORSNA approved the postponement to December 2022 of the following commitments:

(i)	programming of funds for works and rescue of preferred shares $ 406.5 million and

(ii)	regularization of the specific allocation of income owed for 2020.

To date, the Company has complied with these commitments. Likewise, the ORSNA deferred to June 2023 the necessary adjustment to balance the financial projection of income and expenses.

On July 28, 2023, ORSNA notified the issuance of Resolution RESFC-2023-56-APN-ORSNA#MTR by which it decided to approve the conditions and conclusions established in the Report prepared by the ECONOMIC AND FINANCIAL REGULATION MANAGEMENT referred to the Review of the Financial Projection of Income and Expenses (PFIE) of the Concession of Group "A" of the SNA corresponding to the period 2019-2023, which provides that its conclusion will be carried out at the time of verifying the recovery of international passenger traffic to values similar to 2019.

The Company is analyzing the administrative file in order to establish the course of action to follow.

In addition, under the terms of the Concession Agreement, the Argentine National Government has the right to buyout our Concession as of February 13, 2018, and if such right is exercised, it is required to pay the Company a compensation.

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2023 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

This note to these Condensed Consolidated Interim Financial Statements does not reflect all the information required in the annual financial statements because it does not have significant changes. It must be read together with the audited Consolidated Financial Statements as of December 31, 2022.

NOTE 2 - BASIS FOR CONSOLIDATION

The Condensed Consolidated Interim Financial Statements include the assets, liabilities and results of the following subsidiaries (hereafter the Group):

Subsidiaries (1)	Number of common shares	Participation in capital and possible votes	Net Shareholders ‘equity at closing	Income for the period	Book entry value at 06.30.2023

			Millions of $
Servicios y Tecnología Aeroportuarios S.A (2)	14,398,848	99.30%	558	2	555
Cargo & Logistics SA. (3)	1,614,687	98.63%	2	(1)	2
Paoletti América S.A. (3)	6,000	50.00%	-	-	-
Texelrío S.A. (4)	120,000	70.00%	(61)	(66)	21
Villalonga Furlong S.A (3) (5)	56,852	1.46%	4	-	-

(1)	Companies based in Argentina.

(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding financial statements.

(3)	Not consolidated due to little significance.

(4)	Shareholders Equity includes 4,000,000 of preferred shares of AR$1 par value.

(5)	The Company directly and indirectly owns 98.42% of the capital stock and votes of this entity.

The accounting policies of the subsidiaries have been modified, where necessary, to ensure consistent application with the Group accounting policies.

AA2000 holds 99.3% of the shares of Servicios y Tecnología Aeroportuarios S.A. (Sertear), which purpose is to manage and develop activities related to duty-free zones, import and export goods and servicies, exploit and manage airport-related services, provide transportation services (both passenger and cargo), and warehouse usage services (fiscal and non-fiscal).

Cargo & Logistics S.A., owner of 98.42% of the shares of Villalonga Furlong S.A., which in turn is holder of Class “B” shares of Empresa de Cargas Aéreas del Atlántico Sud S.A., under liquidation, representing 45% of its capital stock. The remaining 55% of the capital stock, (the Class “A” shares) are owned by the Argentine National Government - Ministry of Defense. Empresa de Cargas Aéreas del Atlántico Sud S.A. (which, as of the date of these consolidated financial statements, is under liquid proceedings as a result of the application of the provisions of Section 94 subsection 2 of Commercial Law 19550).

The Company holds 50% of the capital stock and votes of Paoletti América S.A. Pursuant to shareholder agreements, AA2000 is in charge of the administration of Paoletti America S.A, and also appoints the Chairman of the Board of Directors, who, in accordance with the corporate by-laws, has a double vote in case of a tie voting.

In addition, the Company owns 70% of the capital and votes of Texelrio S.A. whose corporate purpose is, among others, to develop, operate and manage all kinds of services related to maintenance of parks and airports.

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2023 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES

These Condensed Consolidated Interim Financial Statements of the Company are presented in millions of Argentine pesos, except data on shares or when otherwise indicated. All amounts are rounded to millions of Argentine pesos unless otherwise indicated. As such, non-significant rounding differences may occur. A dash (“-”) indicates that no data was reported for a specific line item in the relevant fiscal year or financial period, or when the relevant data figure, after rounding, amounts to zero. They were approved for issuance by the Company's Board of Directors on August 9, 2023.

The CNV through Technical Resolutions N° 562/09 and 576/10 has established the application of Technical Resolutions N° 29 and 43 of the FACPCE which adopts the application of IFRS issued by the IASB, for those entities under the public offering regime Law N° 17,811, whether due to capital stock or corporate bonds or because they have requested authorization to list for trading on stock exchanges.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

These Consolidated Condensed Interim Financial Statements of AA2000 for the six-month period ended June 30, 2023 are presented based on the application of the guidelines established in IASB No. 34 “Intermediate Financial Information”. Therefore, they must be read together with the Company's Annual Consolidated Financial Statements as of December 31, 2022 (the “Annual Consolidated Financial Statements”) prepared in accordance with IFRS, as issued by the IASB and IFRIC Interpretations. (IFRIC for its acronym in English).

1) Comparative Information

The information included in these financial statements was extracted from the Condensed Consolidated Interim Financial Statements of AA2000 as of June 30, 2023 and the Consolidated Financial Statements at December 31, 2022, timely approved by the Company’s Board and Shareholders and restated at the closing currency at June 30, 2023, based on the application of IASB 29 (see Note 3.7). The Statement of Cash Flows for the period ended June 30, 2022 included cash payments for the redemption of preferred shares (see note 15), which were classified as operating activities instead of financing activities. Therefore, the comparative Statement of Cash Flows for the six-month period ended June 30, 2022 was modified to reflect this change, increasing operating activities and decreasing financing activities for $26,782 within the line of debt payment to the Argentine National Government. Based on the material analysis of quantitative and qualitative factors, it was concluded that this situation does not have a significant effect, individually or jointly, on the financial statements of the prior period.

2) Controlled

The Company controls an entity when the group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are consolidated as from the date control is transferred to the Company. They are deconsolidated from the date that control ceases. (See Note 2).

Inter-company transactions, balances and unrealized gains or transactions between Group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform to the Group’s accounting policies.

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2023 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

3) Segment Information (Contd.)

The Argentine National Government granted the Company the concession of the “A” Group airports of the SNA under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency that are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport based on expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Accounting policies

The collection policies adopted for these interim financial statements are consistent with those used in the Consolidated Financial Statements as of December 31, 2022.

5) Changes in accounting policies and disclosures

There were no changes in the Group's accounting policies based on the effective application standards issued by the IASB as of January 1, 2023.

6) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistent to those applied in the Financial Statements for the year ended December 31, 2022.

7) Foreign currency conversion and financial information in hyperinflationary economies

Functional and presentation currency

The figures included in these financial statements were measured using their functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is the same as the presentation currency of the financial statements.

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2023 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Functional and presentation currency (Contd.)

These requirements also correspond to the comparative information of these Consolidated financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the IAS 29, these Consolidated Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the CNV established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the FACPCE based on the price indexes published by the INDEC. As of June 30, 2023, the price index amounted to 1,731, with inflation for the six-month period of 53% and year-on-year of 118%.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2023 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Inflation adjustment (Contd.)

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

The following is a summary of the methodology used for the preparation of these Condensed Consolidated Interim Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, rights of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of June 30, 2023. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of RECPAM in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of June 30, 2023, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items (depreciation and amortization expenses), which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of June 30, 2023, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account

-	The other result reserves were not restated in the initial application.

With respect to the evolution notes of non-monetary items for the period, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2023 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Transactions and balances

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to ANB, and at the foreign currency exchange rate applicable at the transaction date.

8) Contingencies

The Company has contingent liabilities for legal claims related to the normal course of business. It is not expected that any significant liabilities other than those provisioned will arise from contingent liabilities.

9) Income tax and Deferred tax - Tax revalued - Tax inflation adjustment

The income tax income in the six-month period ended at June 30, 2023 was a loss of $7,314 million.

In order to determine the taxable net result at the end of this period, the adjustment for inflation determined in accordance with articles N ° 95 to N ° 98 of the income tax law was incorporated to the tax result, for $59,939 million, because as of June 30, 2023, the variation of the CPI for the period of 36 months at the end of fiscal year 2023 will exceed 100%.

NOTE 4 - SALES INCOME

		Three months at		Six months at
		06.30.2023	06.30.2022	06.30.2023	06.30.2022

	Note	Millons of $
Air station use rate		23,203	19,171	49,239	35,070
Landing fee		1,892	1,878	4,006	3,518
Parking fee		759	760	1,534	1,367
Total aeronautical income		25,854	21,809	54,779	39,955
Total non-aeronautical income		23,839	20,780	45,450	41,108
Total		49,693	42,589	100,229	81,063

As of June 30, 2023 and 2022, "over the time" income from contracts with customers for the six month periods was $82,300 million and $65,492 million, respectively.

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2023 presented in comparative format (Contd.)

NOTE 5 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

5.1. Sales Cost

	Three months at		Six months at
	06.30.2023	06.30.2022	06.30.2023	06.30.2022

	Millons of $
Specific allocation of income	7,320	6,297	14,793	12,002
Airport services and maintenance	5,949	5,046	11,228	9,834
Amortization of intangible assets	5,652	5,781	10,911	11,523
Depreciation of property, plant and equipment	17	6	31	13
Salaries and social charges	8,020	8,033	16,369	13,965
Fee	60	52	125	88
Utilities and fees	940	980	2,007	2,051
Taxes	164	245	459	484
Office expenses	700	648	1,531	1,089
Insurance	55	71	118	143
Depreciation rights of use	233	233	462	462
Total	29,110	27,392	58,034	51,654

5.2. Administration and marketing expenses

	Three months at		Six months at
	06.30.2023	06.30.2022	06.30.2023	06.30.2022

	Millons of $
Amortization of intangible assets	1	1	2	2
Salaries and social charges	74	67	159	125
Utilities and fees	1	1	2	2
Taxes	2,597	2,515	5,186	4,510
Office expenses	1	6	2	6
Advertising	66	75	134	80
Provision for bad debts	213	(2,432)	431	(2,281)
Total	2,953	233	5,916	2,444

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2023 presented in comparative format (Contd.)

NOTE 5 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES (Contd.)

5.3. Administrative expenses

	Three months at		Six months at
	06.30.2023	06.30.2022	06.30.2023	06.30.2022

	Millons of $
Airport services and maintenance	79	37	132	42
Amortization of intangible assets	33	43	66	75
Salaries and social charges	1,116	966	2,170	1,692
Fee	203	216	361	373
Utilities and fees	2	12	6	16
Taxes	364	475	710	757
Office expenses	287	114	602	193
Insurance	28	9	50	19
Fees to the Board of Directors and the Supervisory Committee	34	30	53	52
Total	2,146	1,902	4,150	3,219

NOTE 6 - OTHER ITEMS OF THE COMPREHENSIVE INCOME STATEMENT

6.1 Other net incomes and expenses

	Three months at		Six months at
	06.30.2023	06.30.2022	06.30.2023	06.30.2022

	Millons of $
Trust for Strengthening	1,220	1,050	2,465	2,000
Other	(106)	(46)	(225)	(143)
Total	1,114	1,004	2,240	1,857

6.2 Finance Income

	Three months at		Six months at
	06.30.2023	06.30.2022	06.30.2023	06.30.2022

	Millons of $
Interest	2,823	3,645	4,849	6,194
Foreign Exchange differences	(1,716)	839	(3,151)	(1,102)
Total	1,107	4,484	1,698	5,092

6.3 Finance Expenses

	Three months at		Six months at
	06.30.2023	06.30.2022	06.30.2023	06.30.2022

	Millons of $
Interest	(3,191)	(9,486)	(7,076)	(20,166)
Foreign Exchange differences	5,203	11,920	10,273	24,370
Total	2,012	2,434	3,197	4,204

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2023 presented in comparative format (Contd.)

NOTE 6 - OTHER ITEMS OF THE COMPREHENSIVE INCOME STATEMENT (Contd.)

6.4 Income Tax

	Three months at		Six months at
	06.30.2023	06.30.2022	06.30.2023	06.30.2022

	Millons of $
Current	(1)	2	-	(1)
Deferred	1,551	5,338	(7,314)	4,478
Total	1,550	5,340	(7,314)	4,477

NOTE 7 – INTANGIBLE ASSETS

		06.30.2023	06.30.2022

	Note	Millions of $
Original values:
Initial Balance		665,185	631,048
Acquisitions of the period		18,992	9,935
Balance at June 30		684,177	640,983

Accumulated Amortization:
Initial Balance		(249,962)	(227,404)
Amortization of the period	5	(10,979)	(11,600)
Balance at June 30		(260,941)	(239,004)
Net balance at June 30		423,236	401,979

NOTE 8 - FINANCIAL DEBTS

8.1 Changes in financial debt:

	06.30.2023	06.30.2022

	Millions of $
Initial Balance	194,348	190,052
New financial debts	1,984	60,779
Financial debts paid	(14,046)	(34,935)
Accrued interest	5,891	8,655
Foreign Exchange differences	(10,744)	(22,490)
Inflation adjustment	1,210	1,349
Total Net Balance at June 30	178,643	203,410

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2023 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.2 Breakdown of financial debt

	06.30.2023	12.31.2022

Non-current Financial Debts	Millions of $
Bank borrowings	3,711	6,338
Negotiable Obligations	159,751	171,359
Cost of issuance of NO	(1,066)	(1,803)
	162,396	175,894
Current Financial Debts

Bank borrowings	3,383	5,664
Negotiable Obligations	11,870	13,154
Bank overdrafts	1,226	-
Cost of issuance of NO	(232)	(364)
	16,247	18,454
	178,643	194,348

As of June 30, 2023 and December 31, 2022, the fair value of the financial debt amounts to $180,616 and $189,661, respectively. Said valuation method is classified according to IFRS 13 as hierarchy of fair value Level 2 (unadjusted quoted prices in active markets for identical assets or liabilities).

These Condensed Consolidated Interim Financial Statements do not include all the information and disclosure on financial debt management required in the annual financial statements, so they must be read together with the audited Consolidated Financial Statements as of December 31, 2022.

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2023 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.3 Negotiable Obligations

Class	Start	Maturity	Interest		Currency		Initial Capital	Capital in U$S at 06.30.2023	Capital in U$S at 12.31.2022
Guaranteed with Maturity in 2027 (1) (2)	02.2017	02.2027	6.875%		U$S		400.0	18.8	21.3
Class I Series 2020(1)	04.2020	02.2027	6.875	% (4)	U$S		306.0	67.7	76.7
Class I Series 2021 and Additional (1) (2) (3)	10.2021	08.2031	8.500%		U$S		272.9	272.9	272.9
Class IV	11.2021	11.2028	9.500%		U$S		62.0	62.0	62.0
Class III (2) (3)	09.2021	09.2023	4.000%		U$S	(5)	30.5	30.5	30.5
Class V (3)	02.2022	02.2032	5.500%		U$S	(5)	138.0	138.0	138.0
Class VI (3)	02.2022	02.2025	2.000%		U$S	(5)	36.0	36.0	36.0
Class VII (3)	07.2022	07.2025	0.000%		U$S	(5)	20.0	20.0	20
Class IX (3)	08.2022	08.2026	0.000%		U$S	(5)	30.0	30.0	30

(1) These NOs are guaranteed in the first degree with the international and regional airport use rates and the rights to compensation of the concession, and in the second degree, with the income assigned from the cargo terminal.

(2) The present NOs are international.

(3) Issued under the Global Program for the issuance of Negotiable Obligations approved by the cnv on 04.12.2020.

(4) During the PIK Period (until 05.01.2021) the interest rate was 9.375% per year, period in which the amount of interest was capitalized quarterly. After said period, the interest rate of the NOs is applied.

(5) The reference NOs are denominated in United States Dollars but payable in Argentine Pesos at the BCRA Communication Reference "A" 3500 exchange rate.

The main covenants of the international NOs require compliance with certain financial ratios, as well as the restriction of incurring additional debt and limitations on the payment of dividends if any breach has occurred.

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2023 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.4 Bank debt

Institution	Start	Maturity.	N.A.R.	Currency	Initial Capital(2)	Capital at 06.30.2023 (2)	Capital at 12.31.2022 (2)
Province of Buenos Aires (1)	04.2019	07.2024	7%	U$S	3.1	0.7	1.1
Syndicated Loan - Off Shore	11.2019	02.2023	LIBOR + 5.500% (5)	U$S	35.0	-	2.3
On Shore Renegotiation	11.2021	11.2024	8.500%	U$S	18.0	13.3	17.8
City Bank	11.2021	11.2023	6.000%	U$S	5.0	2.0	3.5
ICBC - Dubai Branch	07.2022	03.2024	SOFR+ 7.875%(5)	U$S	10.0	10.0	10.0
Off Shore Renegotiation	08.2022	11.2024(4)	BADCOR + 15.50%		$402.2	-	402.2
On Shore Renegotiation	08.2022	11.2024(4)	BADCOR + 10.00%		$1,953.1	-	1,953.1
Citibank - Overdraft	03.2023	08.2023	76.000%		$192.9	192.9	-
Citibank - Overdraft	03.2023	11.2023	76.000%		$192.9	192.9	-
Citibank - Overdraft	03.2023	02.2024	76.000%		$771.7	771.7	-
Import Financing	05.2023	09.2023	12.900%	U$S	1.2	1.2	-

(1) The loan was granted in four tranches, all of them with the same conditions.

(2) Balances in the currency of origin of the financial instrument. In the case of Argentine pesos, the value is expressed in the homogeneous closing currency.

(3) Pre-paid during July 2022.

(4) Pre-paid during March 2023; the bank overdraft was used to cancel them.

(5) Plus applicable tax withholdings.

(6) During the first year it accrues interest at a TNA of 8%, moving to a TNA of 9% in the second year.

Syndicated loan

On February 22, 2023, the Company paid the last repayment installment of the Offshore loan for a total of US$ USD 2.3 million.

On March 30, 2023, the Company paid in advance for a total of $1,351 million 100% of the loans denominated in Argentine pesos under the syndicated loan.

Citibank – Overdraft

On March 30, 2023, four overdraft lines were taken for a total of $1,351 million in order to cancel the syndicated loans denominated in Argentine pesos. The first of the overdraft lines for $192.9 matured in May 2023.

Financing of Imports ICBC

The repayment of the principal of the loan was established in a single installment at maturity.

Commitment agreement for the provision of funds Banco Macro S.A.

As of the date of these financial statements, it is not in force.

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2023 presented in comparative format (Contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

9.1 Other receivables

9.1.1 Other non-current receivables

		06.30.2023	12.31.2022

	Note	Millions of $
Trust for Strengthening	10.1	12,064	14,810
Total		12,064	14,810

9.1.2 Other current receivables

		06.30.2023	12.31.2022

	Note	Millions of $
Expenses to be recovered		211	302
Guarantees granted		1	2
Related parties	10.1	282	396
Tax credits		1,435	2,381
Prepaid Insurance		147	319
Others		12	19
Total		2,088	3,419

9.2 Trade receivables

		06.30.2023	12.31.2022

	Note	Millions of $
Trade receivables		16,901	17,003
Related parties	10.1	210	490
Checks-postdated checks		465	538
Subtotal sales credits		17,576	18,031
Provision for bad debts		(3,186)	(3,622)
Total		14,390	14,409

9.2.1 Changes in Bad Debt Provisions

		06.30.2023	12.31.2022

	Note	Millions of $
Initial balance		3,622	13,903
Increases /Recoveries of the period	5.2	431	(2,281)
Foreign exchange difference		698	(3,258)
Applications of the period		(161)	(805)
Inflation adjustment		(1,404)	(3,792)
Bad Debts provisions at June 30		3,186	3,767

9.3 Current investments

		06.30.2023	12.31.2022

	Note	Millions of $
Fix Terms		664	-
Other financial assets	10.1	3,716	-
Investments funds		-	1
Total		4,380	1

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2023 presented in comparative format (Contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Contd.)

9.4 Cash and cash equivalents

		06.30.2023	12.31.2022

	Note	Millions of $
Cash and funds in custody		77	72
Banks	13	23,402	32,184
Checks not yet deposited		190	248
Term deposits and others		15,733	6,573
Total		39,402	39,077

9.5 Accounts payable and other

9.5.1 Accounts payable and other non-current

	06.30.2023	12.31.2022

	Millions of $
Suppliers	321	359
Other fiscal debts	-	1
Total	321	360

9.5.2 Accounts payable and other current

		06.30.2023	12.31.2022

	Note	Millions of $
Suppliers		11,854	13,469
Foreign suppliers		482	826
Related Parties	10.1	241	380
Salaries and social security liabilities		6,354	8,389
Other fiscal liabilities		962	1,179
Total		19,893	24,243

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

10.1 Balances with other related parties

Balances with other related companies at June 30, 2023 and December 31, 2022 are as follows:

	06.30.2023	12.31.2022

Other receivables	Millions of $
Other related companies	282	396
Total	282	396

	06.30.2023	12.31.2022

Trade receivables	Millions of $
Other related companies	210	490
Total	210	490

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2023 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

10.1 Balances with other related parties (Contd.)

	06.30.2023	12.31.2022

Investments	Millions of $
Other Related Companies(1)	3,716	-
Total	3,716	-

(1) As of June 30, 2023, includes a loan granted on July 9, 2023 to Compañía General de Combustibles S.A. for US$14.5 million with a A.N.R of 4%. The loan is for a term of 6 months with cancellation in a single payment of principal and interest at maturity.

		06.30.2023	12.31.2022

Accounts payable and other	Note	Millions of $
Other related companies		241	380
Total		241	380

The balances with the Argentine National State as of June 30, 2023 and December 31, 2022 are as follows:

		06.30.2023	12.31.2022

	Nota	Millions of $
Debt - Specific allocation of income		3,969	7,443
Credit - Strengthening Trust (1)		12,064	14,810

(1) To fund the investment commitments of AA2000.

10.2 Operations with related parties

Transactions with related parties during the six-month periods ended June 30, 2023 and 2022 are as follows:

With Proden S.A. for office rental and maintenance, the Company has allocated $456 million and $726 million to the cost, respectively.

The Company has allocated to the cost $550 million and $497 million, respectively, with Grass Master S.A.U. for airport maintenance. Additionally, for the six-month period ended June 30, 2023, the Company has allocated $9 million to intangible assets.

With Tratamientos Integrales América S.A.U for airport maintenance, the Company has allocated $170 million and $187 million to the cost, respectively.

The Company has allocated to the cost $160 million and $145 million, respectively, with Servicios Integrales América S.A. by out sourcing of systems and technology.

With Compañía de Infraestructura y Construcción S.A. for maintenance at airports, the Company has allocated $646 million to the cost for the period ended June 30, 2023.

With Servicios Aereos Sudamericanos S.A. for aeronautical services, the Company has allocated $159 million to the cost for the period ended June 30, 2023.

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2023 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

10.2 Operations with related parties (Contd.)

The Company has recorded commercial income of $250 million and $185 million, respectively, with Duty Paid S.A.

10.3 Other information about related parties

Furthermore, short-term compensation to key management was $227 and $198 million for the six-month periods ended at June 30, 2023 and 2022, respectively.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporacion America S.A. is controlled by Cedicor S.A., owner of 97.2186% of its capital stock. Cedicor is, in turn, the direct holder of 9.35% of the shares with voting rights of the Company. Cedicor S.A., is 100% controlled by American International Airports LLC, which is in turn 100% controlled by Corporación América Airports S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2023 presented in comparative format (Contd.)

NOTE 11 – Provisions and other charges

	At 01.01.23	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 06.30.23	Total Non Current	Total Current

	Millions of $							Millions of $
Litigations	1,402	141	(232)	(507)	-	302	1,106	532	574
Deferred Income	4,596	860	-	(947)	(1,381)	829	3,957	958	2,999
Trust for works	2,900	2,233	(3,517)	(831)	299	-	1,084	-	1,084
Guarantees Received	491	224	(114)	(152)	-	126	575	-	575
Upfront fees from Concessionaires	1,160	34	-	-	(115)	-	1,079	808	271
Others	2,253	2	(675)	(750)	143	400	1,373	741	632
Total	12,802	3,494	(4,538)	(3,187)	(1,054)	1,657	9,174	3,039	6,135

	Note	At 01.01.22	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 06.30.22	Total Non Current	Total Current

		Millions of $							Millions of $
Litigations		2,101	124	(162)	(568)	-	267	1,762	728	1,034
Deferred Income		5,372	405	-	(600)	(1,223)	227	4,181	1,252	2,929
Trust for works		6,469	1,445	(3,039)	(1,744)	917	-	4,048	1,573	2,475
Guarantees Received		467	133	(66)	(148)	-	53	439	-	439
Upfront fees from Concessionaires		746	97	-	-	(125)	-	718	563	155
Dividends to be paid		681	-	-	(193)	-	123	611	-	611
Debt with the Argentine Government	15	-	49,249	(26,782)	(10,035)	8,631	-	21,063	9,994	11,069
Others		1,678	58	(98)	(481)	39	307	1,503	719	784
Total		17,514	51,511	(30,147)	(13,769)	8,239	977	34,325	14,829	19,496

Notas a los Estados Financieros Intermedios Condensados Consolidados

al 30 de junio 2023 presentados en forma comparativa (Cont.)

NOTE 12 - FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 06.30.2023		Foreign exchange rates	Amount in local currency at 06.30.2023	Amount in local currency at 12.31.2022
Assets
Current Assets
Net trade receivables	U$S	31	256.3000	7,945	7,379
Investments	U$S	15	256.3000	3,716	-
Cash and cash equivalents	U$S	90	256.3000	23,193	31,709
Total current assets				34,854	39,088
Total assets				34,854	39,088

Liabilities
Current Liabilities
Provisions and other charges	U$S	2	256.7000	448	654
Financial debts	U$S	73	256.7000	18,843	20,646
Lease liabilities	U$S	1	256.7000	230	595
Commercial accounts payable and others	U$S	7	256.7000	1,875	2,207
	EUR	2	280.4961	473	311
Total current liabilities				21,869	24,413

Non-Current Liabilities
Provisions and other charges	U$S	5	256.7000	1,341	1,511
Financial debts	U$S	637	256.7000	163,462	176,558
Commercial accounts payable and others	U$S	1	256.7000	321	359
Total non-current liabilities				165,124	178,428
Total liabilities				186,993	202,841
Net liability position				152,139	163,753

NOTE 13 – OTHER RESTRICTED ASSETS

Other than what is mentioned in Note 1 and 6, other receivables in current assets at June 30, 2023 and December 31, 2022 include $1 million and $2 million corresponding to guarantees granted to third parties in connection with lease agreements. Likewise, as of June 30, 2023, and December 31, 2022, under Cash and cash equivalents, there are balances in bank accounts specifically earmarked for the cancellation of Series 2021 and Class IV negotiable obligations for $1,536 million and $1,309 million, respectively.

Notas a los Estados Financieros Intermedios Condensados Consolidados

al 30 de junio 2023 presentados en forma comparativa (Cont.)

NOTE 14 - CAPITAL STOCK

At June 30, 2023 capital stock is as follows:

Par Value
$
Paid-in and subscribed	258,517,299
Registered with the Public Registry of Commerce	258,517,299

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and entitled to one vote per share.

On March 10, 2022, the redemption of the preferred shares issued by the company and the consequent capital reduction from $1,169,495,813 to $258,517,299 were resolved. Said capital reduction was registered in the Public Registry on September 8, 2022, under number 16,654, of book 109 of Joint Stock Companies.

NOTE 15 - DIVIDENDS BY PREFERRED SHARES (presented in $ at the currency of the Meeting date)

On February 25, 2022, the AA2000 board resolved:

(i)	redeem all of the outstanding preferred shares, that is, 910,978,514 preferred shares;
(ii)	that the redemption price will be the equivalent of: a) the nominal value ($910,978,514) adjusted for inflation at the redemption date, that is, at the date of the board meeting, which amounts to $16,506, 174,484; plus b) the value of the dividend of the preferred shares accrued for the year 2020, which was not paid in a timely manner due to the non-existence of profits, but which according to the issuance conditions is cumulative, which adjusted for inflation at the redemption date amounts to $330,123,490; plus c) the value of the dividend of the preferred shares accrued for fiscal year 2021 and the proportional dividend for fiscal year 2022 adjusted for inflation until the redemption date $389,421,266. Consequently, the total value of the redemption will amount to $17,225,719,240;
(iii)	that the price be paid as follows: a) the sum of $11,100,000,000 once the capital reduction procedure has been completed and the term for oppositions established in the General Companies Law has elapsed; and b) the balance, before December 31, 2024, with the possibility of making partial payments. Said balance will accrue interest equivalent to the corresponding adjustment for inflation plus two percent per year of the value of the debt;
(iv)	that, from the redemption of the preferred shares, although the preferred shares will participate in the shareholders' meeting that resolves their cancellation, the amount to be redeemed will be accounted for in social liabilities.

The adjustment of the preferred shares to be redeemed was made in compliance with the provisions of General Resolution No. 777/18 of the CNV.

In turn, it resolved to call an extraordinary general meeting for March 10, 2022 in order to approve the redemption of the preferred shares, the reduction of the capital stock and the reform of article 2.01 of the bylaws.

At the meeting held on March 10, 2022, it was resolved to approve the redemption of the preferred shares in the terms approved by the board of directors and:

Notas a los Estados Financieros Intermedios Condensados Consolidados

al 30 de junio 2023 presentados en forma comparativa (Cont.)

NOTE 15 - DIVIDENDS BY PREFERRED SHARES (presented in $ at the currency of the Meeting date – Contd.)

(i)	Reduce the capital stock of Aeropuertos Argentina 2000 S.A. from one thousand one hundred sixty-nine million four hundred ninety-five thousand eight hundred thirteen pesos ($1,169,495,813) to two hundred fifty-eight million five hundred seventeen thousand two hundred ninety-nine pesos ($258,517,299), that is, for the sum of nine hundred ten million nine hundred seventy-eight thousand five hundred fourteen pesos ($910,978,514), canceling 910,978,514 shares owned by the National State.
(ii)	Set the value of the shares canceled as a result of the capital reduction at eighteen pesos 9090/1000 ($18.9090) per share.
(iii)	Affect for the payment of the shares the amount of capital stock, plus the capital adjustment that corresponds to the preferred shares, and for the difference to be paid, affect the “optional reserves” account.
(iv)	Reform article 2.01 of the corporate bylaws, which was worded as follows: “2.01. The evolution of the capital stock will appear in the balance sheets of the company as it results from the increases registered in the Public Registry. The capital stock is represented by 79,105,489 book-entry common shares class A subclass R, 79,105,489 common book-entry shares class B subclass R, 61,526,492 common book-entry shares class C subclass R, 38,779,829 common book-entry shares class D, and by subclass L book-entry ordinary shares that are issued under the public offering system.”.

In the months of April, June and August 2022, the corresponding payments were made in order to cancel the total debt with the National State.

The capital reduction by redemption of the preferred shares and the reform of the bylaws was registered in the Public Registry on September 8, 2022 under number 16,654 of book 109, volume of Stock Companies.

NOTE 16 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETING OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 28, 2022 AND APRIL 26, 2023 (presented in $ at the currency of the Meeting date)

In the ordinary general meeting, special class A, B, C and D shares and extraordinary, held on April 28, 2022, it was resolved that the negative result of the year of $2,548,150, be transferred to the next year. In turn, it was reported that in accordance with the resolution of the company's extraordinary general meeting of shareholders held on March 10, 2022, all of the outstanding preferred shares were redeemed, that is, 910,978,514 preferred shares, issued in under the provisions of the extraordinary general meeting held on March 6, 2008 and in clause 14 and annex VII of the Concession Agreement Adequacy Agreement Minutes. Consequently, the payment of dividends for said shares does not correspond.

Finally, in the ordinary and special general meeting of classes A, B, C and D of shares, held on April 26, 2023, it was resolved that the positive result of $40,638,030,971 which, after absorbing the accumulated losses of the previous year for an amount of ($22,199,777,489), amounted to $18,438,253,482, have the following destination:

(i)	$614,780,045 to constitute the legal reserve, up to 20% of the capital stock plus the capital adjustment; and
(ii)	the balance of $17,823,473,437 to establish an optional reserve for the execution of future works plans and to guarantee the payment of future dividends, if applicable.

Notas a los Estados Financieros Intermedios Condensados Consolidados

al 30 de junio 2023 presentados en forma comparativa (Cont.)

NOTE 17 – EARNINGS PER SHARE

Relevant information for the calculation per share

	06.30.2023	06.30.2022
Income for the period (in millions of $)	28,245	43,907
Amount of ordinary shares (millions)	259	259
Earnings per shares ($ per share)	109.0541	169.8416

NOTE 18- FINANCIAL RISK MANAGEMENT

The Company is exposed by its activities to several financial risks: market risk (including risk of exchange rate, risk of fair value due to interest rate and price risk), credit risk and liquidity risk.

These Condensed Consolidated Interim Financial Statements do not include all the information on financial risk management requested in the annual financial statements, thus they should be read together with the Consolidated Financial Statements audited at December 31, 2022.

On April 20, 2023, in relation to the provision of certain services, the requirement of prior BCRA approval for access to the MLC was incorporated within 60 calendar days from the date of approval of the declaration of the System for Imports of the Argentine Republic and Payments for Foreign Services (“SIRASE”). This requirement is not applicable in the event of: (i) payment by performing an exchange and/or arbitration against a local account in foreign currency; (ii) access simultaneously with the liquidation of a new financial indebtedness abroad for which the entire capital matures after the indicated term; and (iii) access with funds originated in a financing of imports of services granted by a local financial entity from a commercial line of credit abroad and when the entire capital of the financing matures after the indicated term.

Regarding the operation of stock market assets, the period for not concluding operations with securities issued under foreign law is extended to 180 calendar days and the period for not concluding operations with securities issued under Argentine law is maintained at 90 days, to be presented in the affidavits for access to the MULC.

On July 24, 2023, the NEP issued Decree No. 377/2023, which establishes taxation with a “PAIS Tax” of all new operations involving the purchase of foreign currency for the payment of obligations for imports of certain services and goods, namely: i) Services acquired abroad or in the country when provided by non-residents: the 25% rate will be applicable; ii) Freight services and other transport services for import or export operations of goods, the rate of 7.5% will be applicable; and iii) Import of goods: the rate of 7.5% will be applicable with some exceptions: a. Certain goods with specific tariff items; b. Inputs and intermediate goods directly linked to the basic food basket as established by the Ministry of Economy, through the Secretariats with competence in the matter and the AFIP; and c. Assets related to power generation, under the terms established by the Ministry of Energy. The AFIP is empowered to establish a 95% payment because under the terms and conditions established by said body. Financial entities must act as tax collection and settlement agents. This measure came into effect on 07.24.2023, taking effect for purchase operations of banknotes and foreign currency carried out from that date, inclusive. As of the date of these financial statements, the Company is analyzing the impact of the standard issued.

Notas a los Estados Financieros Intermedios Condensados Consolidados

al 30 de junio 2023 presentados en forma comparativa (Cont.)

NOTE 19 - EVENTS SUBSEQUENT TO THE END OF THE YEAR

On July 5, 2023, within the framework of the Global Negotiable Obligations Issuance Program, AA2000 issued additional Class IX ONs for US$ 2.7 with an issue price of 119% of face value.

On July 5, 2023, within the framework of the Global Negotiable Obligations Issuance Program, AA2000 issued Class X of NO for US$ 25 million, maturing on July 5, 2025, interest rate of 0% annual nominal and with an issue price of 110.65% of the nominal value.

The NOs were exclusively paid in kind according to the exchange ratio of US$ 0.9065 face value of Class X NO for US$ 1 face value of Class III NO.

The amortization of the principal of the negotiable obligations was established in a single installment at maturity, which will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

Beyond the aforementioned, there have been no events and/or transactions that could significantly affect the equity and financial situation of the Company after the end of the period.

Informative Review required by Resolution No. 368/01 of the National Securities Commission

At June 30, 2023 presented in comparative format

Presentation base

The information contained in this Summary has been prepared in accordance with Resolution No. 368/01 of the National Securities Commission ("CNV") and should be read in conjunction with the Condensed Consolidated Interim Financial Statements as of June 30, 2023 presented in comparative form, prepared in accordance with IFRS standards.

In compliance with the provisions of the CNV regulations, the values corresponding to the interim periods of this informative review are expressed in constant currency at June 30, 2023, in accordance with International Accounting Standard N ° 29 “Financial information in hyperinflationary economies”. For more information, see Note 3.7 to the Consolidated Condensed Interim Financial Statements at June 30, 2023.

1. General considerations

International Financial Reporting Standards (IFRS)

The National Securities Commission, through General Resolutions No. 562/09 and 576/10, has established the application of Technical Resolutions No. 26 and 29 of the FACPCE, which adopt IFRS , issued by the IASB, for entities included in the public offering regime of Law No. 17,811, either for their capital or for their negotiable obligations, or who have requested authorization to be included in the aforementioned regime.

The application of such standards is mandatory for the Company as of the fiscal year beginning on January 1, 2012.

Seasonality

The Company's revenues are highly influenced by the seasonality of air traffic in Argentina. The traffic of planes and passengers and, consequently, the income of the Company are higher during the summer and winter months (December - February and July - August), basically because they are holiday periods.

During the year 2023, projects and works have been carried out at the different concessioned airports.

Ezeiza International Airport

Works are underway, with paralysis due to the pandemic:

-	New Control Tower. (Project and supervision of AA2000);
-	Beacon ring and main electrical substation;

In execution, after the stoppage by the pandemic:

-	New Parallel Shooting at Header 35; and
-	TWY beacon to Header 35.

The launch of the work of New Feeders 9 and 10 in 13.2 KV has been carried out.

The work of the Departures Building - Hall B and Zeppelin has been enabled for operation.

Informative Review required by Resolution No. 368/01 of the National Securities Commission

At June 30, 2023 presented in comparative format

1. General considerations (Contd.)

Jorge Newbery Airport

In execution, with reactivation after the stoppage due to the pandemic, the work:

-	External works - sidewalks - landscaping - coastal filling and underground parking;
-	Expansion of the South Platform – Stage 2.
-	Expansion of the North Platform;

Work has been completed on:

-	New System of South Taxiing and Adaptation of the South Strip; and
-	Sanitary and sewage network in Cabecera Sur.

The works related to the sanitary network outside the concession area have been handed over to the public service concessionaire and are in the final closing stage.

Rio Hondo Airport

Works Started:

-	Rehabilitation of runway, taxiing and platform;
-	New high-intensity beaconing system for the runway;
-	Maintenance Infrastructure and Support Services; and
-	Expansion and Remodeling of the Passenger Terminal.

Santa Rosa Airport

The remodeling and expansion works of the passenger terminal are underway.

San Rafael Airport

In execution works of:

-	Maintenance Infrastructure and Support Services
-	New Passenger Terminal.

Comodoro Rivadavia Airport

The New Beaconing work is in the process of being terminated due to lack of reactivation, after the stoppage due to the pandemic.

Córdoba Airport

The works are in progress, after the stoppage due to the pandemic:

-	Beaconing for runway 18-36; and
-	Atmospheric discharge protection system.

Informative Review required by Resolution No. 368/01 of the National Securities Commission

At June 30, 2023 presented in comparative format

1. General considerations (Contd.)

The works of the Expansion of the car park have been terminated.

Iguazú Airport

In execution, after the end of the stoppage due to the pandemic, the works of:

-	Remodeling and expansion of the passenger terminal;
-	New Parking;

Works have started on:

-	Tipping points - Aircraft sanitary effluent treatment;
-	Sewage Effluent Treatment Plant; and
-	Maintenance Infrastructure and Support Services

San Fernando Airport

In execution, after the end of the stoppage due to the pandemic, the works of new control tower.

San Juan Airport

The remodeling work of the passenger terminal is in execution.

La Rioja Airport

The works of the New Passenger Terminal have been terminated due to non-compliance by the supplier.

This stoppage has led to the consensual termination of the New Parking works.

Both will be tendered again.

Esquel Airport

Terminated due to provider breach

-	Integral Remodeling Work of the Passenger Terminal
-	TWR Control.

Jujuy Airport

In execution, about to be complete, the works of:

-	Complete remodeling of the passenger terminal.
-	New Parking and Roads.

Informative Review required by Resolution No. 368/01 of the National Securities Commission

At June 30, 2023 presented in comparative format

1. General considerations (Contd.)

Resistencia Airport

The works are in progress:

-	Power Supply to the Control Tower.
-	Rehabilitation of Alpha Taxiing; and
-	Beaconing of Alfa Taxiing

The work of comprehensive remodeling of the passenger terminal is in the award process.

Formosa Airport

The work of the new passenger terminal is in the process of launching;

Salta Airport

The remodeling and expansion of the passenger terminal is in the process of being awarded.

2. Equity structure

In order to appreciate the evolution of the Company's activities, the comparative consolidated equity structure of the financial statements at June 30, 2023, 2022, 2021, 2020 and 2019, is presented.

	06.30.2023	06.30.2022	06.30.2021	06.30.2020	06.30.2019

	Millions of $
Current Asset	60,289	75,303	37,760	45,564	54,443
Non-current Assets	435,952	418,890	429,810	445,493	404,487
Total Assets	496,241	494,193	467,570	491,057	458,930

Current liabilities	46,495	72,491	100,280	75,716	58,376
Non- Current Liabilities	208,623	227,104	172,521	187,684	147,740
Total Liabilities	255,118	299,595	272,801	263,400	206,116

Net equity attributable to majority shareholders	241,200	194,594	194,766	227,485	252,700
Non-controlling interest	(77)	4	3	172	114
Net Equity	241,123	194,598	194,769	227,657	252,814
Total	496,241	494,193	467,570	491,057	458,930

Informative Review required by Resolution No. 368/01 of the National Securities Commission

At June 30, 2023 presented in comparative format

3. Results structure

The following is a summary of the evolution of the consolidated statements of comprehensive income for the six-month periods ended at June 30, 2023, 2022, 2021, 2020 and 2019.

	06.30.2023	06.30.2022	06.30.2021	06.30.2020	06.30.2019

	Millions of $
Gross Profit	42,215	29,434	3,032	3,150	44,376
Administrative and distribution and marketing expenses	(10,066)	(5,663)	(5,040)	(8,039)	(11,337)
Other net income and expenses	2,240	1,857	(1,904)	1,583	2,696
Operating profit	34,389	25,628	(3,912)	(3,306)	35,735
Income and financial costs	4,895	9,296	9,725	(12,587)	7,157
Result by exposure to changes in the acquisition power of currency	(3,724)	4,511	(1,335)	(1,938)	(5,402)
Income for related parties	(1)	(5)	-	-	-
Income before tax	35,559	39,430	4,478	(17,831)	37,490
Income tax	(7,314)	4,477	(9,634)	12,999	2,426
Result of the period	28,245	43,907	(5,156)	(4,832)	39,916
Other comprehensive incomes	-	-	-	-	-
Comprehensive income for the period	28,245	43,907	(5,156)	(4,832)	39,916
Result attributable to majority shareholders	28,273	43,907	(5,156)	(4,822)	39,948
Non-controlling interest	(28)	-	-	(10)	(32)

4. Cash flow structure

	06.30.2023	06.30.2022	06.30.2021	06.30.2020	06.30.2019

	Millions of $
Cash Flow generated by / (Used in) operating activities	11,800	7,245	4,648	9,905	(13,950)
Cash Flow (used in) / generated by investing activities	(4,354)	(11,714)	802	403	1,695
Cash Flow used in financing activities	(12,450)	(1,339)	(14,284)	(10,422)	(8,968)
Net Cash Flow used in the period	(5,004)	(5,808)	(8,834)	(114)	(21,223)

Informative Review required by Resolution No. 368/01 of the National Securities Commission

At June 30, 2023 presented in comparative format

5. Analysis of operations for the six-month periods ended at June 30, 2023 and 2022

5.1 Results of operations

Income

The following table shows the composition of consolidated revenues for the six-month periods ended at June 30, 2023 and 2022:

Revenues

	06.30.2023%		06.30.2022%
	Millions of $	Revenues	Millions of $	Revenues
Aeronautical revenues	54,779	54.65%	39,955	49.29%
Non-aeronautical revenues	45,450	45.35%	41,108	50.71%
Total	100,229	100%	81,063	100%

The following table shows the composition of the aeronautical revenues for the six-month periods ended at June 30, 2023 and 2022:

Aeronautical revenues

	06.30.2023%		06.30.2022%
	Millions of $	Revenues	Millions of $	Revenues
Landing fee	4,006	7.31%	3,518	8.80%
Parking fee	1,534	2.80%	1,367	3.42%
Air station use rate	49,239	89.89%	35,070	87.77%
Total	54,779	100%	39,955	100%

Costs

The cost of sales had the following variation:

Millions of $
Costs of sales for the period ended at 06.30.2023	58,034
Costs of sales for the period ended at 06.30.2022	51,654
Variation	6,380

Distribution and marketing expenses

The distribution and marketing expenses had the following variation:

Millions of $
Distribution and commercial expenses for the period ended 06.30.2023	5,916
Distribution and commercial expenses for the period ended at 06.30.2022	2,444
Variation	3,472

Informative Review required by Resolution No. 368/01 of the National Securities Commission

At June 30, 2023 presented in comparative format

5. Analysis of operations for the six-month periods ended at June 30, 2023 and 2022 (Contd.)

5.1 Results of operations (Contd.)

Administrative Expenses

The administrative expenses had the following variation:

Millions of $
Administrative expenses for the period ended at 06.30.2023	4,150
Administrative expenses for the period ended at 06.30.2022	3,219
Variation	931

Income and financial costs

Net financial income and costs totaled profits of $4,895 million during the six-month period ended at June 30, 2023 with respect to $9,296 million revenue during the same period of the previous year.

The variation is mainly due to losses arising from exposure to foreign currency.

Other incomes and expenditures

The other net income and expense item recorded revenue of approximately $2,240 million during the six-month period ended at June 30, 2023 with respect to $1,857 million of revenue in the same period of the previous year.

5.2 Liquidity and Capital Resources

Capitalization

The total capitalization of the Group at June 30, 2023 amounted to $419,766 million composed of $178,643 million of financial debt and a net equity worth of $241,123 million, while the total capitalization of the Company at June 30, 2022 amounted to $398,008 million comprised of $203,410 million of financial debts and a net equity worth of $194,598 million.

The debt as a percentage of total capitalization amounted to approximately 42.56% at June 30, 2023 and 51.11% at June 30, 2022.

Financing

See in detail Note 8 to these Condensed Consolidated Interim Financial Statements.

Informative Review required by Resolution No. 368/01 of the National Securities Commission

At June 30, 2023 presented in comparative format

6. Index

The information refers to the periods ended at June 30, 2023, 2022, 2021, 2020 and 2019:

	06.30.23	06.30.22	06.30.21	06.30.20	06.30.19
Liquidity (1)	1.395	1.153	0.478	0.570	1.260
Solvency (1)	0.964	0.449	0.693	0.898	1.040
Immobilization of capital	0.879	0.766	0.895	0.904	0.840
Cost effectiveness	0.124	0.222	(0.026)	(0.021)	0.171

(1) Current liabilities and non-current liabilities do not include deferred profits or additional consideration for concessionaries.

7. Statistical data

Passengers

The information detailed below is based on extra-budgetary statistics compiled by the Company. Number of passengers (in thousands) for the six-month periods ended at June 30, 2023, 2022, 2021, 2020 and 2019:

	06.30.23	06.30.22	06.30.21	06.30.20	06.30.19

	Thousands of passengers
Aeroparque	7,478	5,714	820	2,292	6,231
Ezeiza	5,045	3,098	1,840	2,878	6,112
Córdoba	1,386	963	234	697	1,810
Mendoza	1,131	754	220	431	1,165
Bariloche	1,050	890	377	433	741
Iguazú	757	513	101	352	739
Salta	722	565	169	325	668
Tucumán	419	320	104	178	471
Jujuy	297	213	66	81	195
C. Rivadavia	270	191	63	123	328
Total	18,555	13,221	3,994	7,790	18,460
Overall total	19,817	14,275	4,308	8,802	20,531
Variation	38.8%	231.4%	(51.1)%	(57.1)%	11.7%

Informative Review required by Resolution No. 368/01 of the National Securities Commission

At June 30, 2023 presented in comparative format

7. Statistical data (Contd.)

Movement of aircraft

Amount of movement of aircraft for the six-month periods ended at June 30, 2023, 2022, 2021, 2020 and 2019 of the ten airports that represent more than 80% of the total movements of the airport system:

	06.30.23	06.30.22	06.30.21	06.30.20	06.30.19
Aeroparque	61,894	46,777	10,057	22,100	56,928
Ezeiza	34,218	22,189	19,416	22,245	41,770
San Fernando	30,393	29,456	21,653	11,749	20,579
Córdoba	13,427	9,841	3,790	6,638	16,360
Mendoza	10,517	7,299	3,000	4,622	11,349
Bariloche	8,066	6,838	3,951	3,435	6,131
Salta	7,854	5,480	2,298	3,280	6,754
Iguazú	5,666	4,092	1,282	3,359	6,191
Tucumán	3,957	2,794	1,441	1,682	4,530
Mar del Plata	3,954	3,156	1,949	2,180	4,605
C. Rivadavia	3,522	2,756	2,292	2,657	5,010
Total	183,468	140,678	71,129	83,947	180,207
Overall Total	214,954	168,679	89,233	101,679	212,475
Variations	27.4%	89.0%	(12.2)%	(52.1)%	1.9%

Outlook for 2023

The second quarter of 2023 consolidated the level of recovery in the international passenger segment, reaching a level of 92% of pax in June 2023 compared to the same level of 2019, and marked a growth of 32% in relation to 2022. In the domestic segment, traffic continued to grow, with a passenger peak in January for the summer season, which was 13% above the year 2019.

For the remainder of 2023, we expect passenger volume to continue on the path of recovery on the international front, and maintain the growth trend in the domestic segment.

Simultaneously, in the context of sustained passenger recovery, we continue to monitor the Company's operating costs in order to take advantage of the efficiency achieved during the pandemic. Additionally, we weigh the impact generated in said structure by the increase in passenger volume, seeking to maintain the quality and level of services.

Likewise, we expect to continue with the execution of investments programs established in our contractual framework, with a projection of works both in the airports of the Buenos Aires area and in several airports in the interior of the country, consolidating the improvement and modernization program of the airport infrastructure with a federal perspective.

“Free translation from the original in Spanish for publication in Argentina”

REPORT ON REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Shareholders, Chairman and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Autonomous City of Buenos Aires

Tax Code: 30-69617058-0

Report on the condensed consolidated interim financial statements

Introduction

We have reviewed the attached condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries (hereinafter "the Company"), which comprise the consolidated statement of financial position as of June 30, 2023, the consolidated statements of comprehensive income for the periods of three and six months ended June 30, 2023, the consolidated statements of changes in equity and cash flows for the six-month period ended June 30, 2023 and selected explanatory notes.

Board Responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with the International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) as professional accounting standards and incorporated by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standards Board (IASB) and, therefore, is responsible for the preparation and presentation of the condensed consolidated interim financial statements. mentioned in the first paragraph in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

Scope of review

Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on the review we have performed, which was performed in accordance with the International Standard for Review Engagements NIER 2410 "Review of interim financial information developed by the entity's independent auditor", which was adopted as a review standard in Argentina through Technique Resolution FACPCE No. 33 as approved by the International Auditing and Assurance Standards Board (IAASB). A review of condensed consolidated interim financial statements consists of making inquiries primarily of personnel responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially narrower in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not allow us to be confident that we have identified all significant matters that might be noted in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that would cause us to believe that the condensed consolidated interim financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with International Accounting Standard 34.

Price Waterhouse & Co. S.R.L., Bouchard 557, 8th floor, C1106ABG - City of Buenos Aires

T: +(54.11) 4850.0000, www.pwc.com/ar

“Free translation from the original in Spanish for publication in Argentina”

Report on the compliance with current regulations

In compliance with current provisions, we report, with respect to Aeropuertos Argentina 2000 S.A., that:

a)	the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. are pending to be recorded in the book Inventories and Balance Sheets;

b)	the separate condensed interim financial statements arise from accounting records kept in their formal aspects in accordance with legal regulations, except for their lack of transcription in the book Inventories and Balance Sheets;

c)	we have read the informative review, on which, in what is a matter of our competence, we have no observations to formulate;

d)	As of June 30, 2023, the debt accrued in favor of the Integrated Argentine Social Security System of Aeropuertos Argentina 2000 S.A. that arises from the Company's accounting records amounted to $ 1,005,699,097, not being payable as of that date.

Autonomous City of Buenos Aires, August 9, 2023.

PRICE WATERHOUSE & CO. S.R.L.

by (Partner)
Juan Manuel Gallego Tinto

2

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the Article 294 Subsection 5º of Act No. 19,550 and the Article 63 Subsection b) of the BYMA Regulations (Argentine Stock and Market), we have conducted the review described in the third paragraph regarding the consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. (the “Company”) and its subsidiaries, including the consolidated statement of financial position as of June 30, 2023, the consolidated statements of comprehensive income, of changes in equity and of cash flows for the six-month period then ended and the selected explanatory notes.

The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, in exercise of its specific functions.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects.

In order to carry out our professional work, we have taken into account the limited review report of the external auditor, Juan Manuel Gallego Tinto (partner of Price Waterhouse & Co. SRL), dated August 9, 2023, who states that it has been issued in accordance with the International Standards for Review Engagements NIER 2410 "Review of interim financial information developed by the entity's independent auditor", which were adopted as review standards in Argentina by Technical Pronouncement No. 33 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as approved by the International Auditing and Assurance Standards Board (IAASB).

As stated in the section "Board Responsibility" of the external auditor's report, the Board of Directors of the Company is responsible for the preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (IFRS), adopted as Argentine professional accounting standards by the FACPCE and incorporated into the regulations of the National Securities Commission (CNV), as approved by the International Accounting Standard Board (IASB). The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, according to the International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing, or production, since these issues are the sole responsibility of the Board of Directors.

Based on our review, with the scope described above, we hereby inform that the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. as of June 30, 2023 consider all significant events and circumstances that are known to us, they arise from the accounting records kept in their formal aspects in accordance with legal regulations, except for the fact that they are pending to be copied in the "Inventories and Balance Sheets" book; and regarding said documents we have no other observations to make.

In exercise of our legal supervision duties, during the period under review, we performed the procedures set forth in Article 294 of Act No. 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, August 9, 2023.

Patricio A. Martin
By Surveillance Committee